Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 28, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
File Nos. 333-227298, 811-23377

Ladies and Gentlemen:

Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, the SoFi 50 ETF (the “Fund”), is Post-Effective Amendment No. 20 and Amendment No. 21, respectively, to the Trust’s Registration Statement on Form N-1A which is being filed to reflect a change to the index for the Fund and to make corresponding changes to the Fund’s investment objective, principal investment strategies and principal risks.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust